Exhibit 21.1

Subsidiaries of AeroVironment, Inc.

Name	Jurisdiction of Organization
Altoy Savunma Sanayi ve Havacilik Anonim Sirketi*	Turkey
Arcturus UAV, Inc.	California
Telerob Gesellschaft für Fernhantierungstechnik mbH	Germany
Telerob USA, Inc.	Delaware

*   AeroVironment, Inc. has an 50% ownership interest